FEDERAL INSURANCE COMPANY

Endorsement No.: 16

Bond Number: 82364062

NAME OF ASSURED: REALTY CAPITAL INCOME FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	May 23, 2015
		to 12:01 a.m. on	September 30, 2016

This Endorsement applies to loss discovered after 12:01 a.m. on May 23, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 25, 2016

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

FEDERAL INSURANCE COMPANY

Endorsement No: 17

Bond Number: 82364062

NAME OF ASSURED:

PREMIUM ENDORSEMENT

It is agreed that:

1. The premium for this Bond for the period May 23, 2015 to September 30, 2016 is:

   Premium: Five Hundred Thirty Four Dollars and 00/100 ($534.00)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on May 23, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 25, 2016

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

REALTY CAPITAL INCOME FUNDS TRUST

Resolutions Approved by the Board on May 2, 2016

WHEREAS, the Board of Trustees (the “Board”), including the Trustees who are not “interested persons” (the “Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) of Realty Capital Income Funds Trust (the “Trust”) has previously considered the form and amount of a fidelity bond for the policy period ending May 23, 2016 (the “Bond”), with due consideration given to all relevant factors, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Trust; and

WHEREAS, the Bond continues to meet the minimum statutory requirements prescribed by Section 17(g) of the 1940 Act, and Rule 17g-1(a) thereunder, with respect to the amount of the Bond in reference to the value of the aggregate assets of the Trust; and

WHEREAS, the Board desires to extend the current Bond for a limited term not to exceed beyond September 30, 2016 (the “Endorsement”) and finds that the Bond, inclusive of the Endorsement, continues to be appropriate in terms of form, amount, coverage and additional premium.

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Trustees, hereby adopts and approves in all respects the Endorsement, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it is

FURTHER RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Trust and on its behalf, the Endorsement; and it is

FURTHER RESOLVED, that the officers of the Trust be, and hereby are, designated as the parties responsible for making the necessary filings and giving the notices with respect to the Endorsement required by paragraph (g) of Rule 17g-1 under the 1940 Act.